

05039647

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SE_____ _____ _ION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 RECEIVED
PART III

MAR 14 2005

SEC FILE NUMBER
8 - 65314 65391

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/04   AND ENDING   12/31/04
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Growth Energy Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

2651 N. Harwood   Suite 410
                    (No. and Street)

Dallas   Texas   75201
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad Nelson   214-219-8200
                                                (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., P.C.
            (Name - if individual, state last, first, middle name)

718 Paulus Avenue   Dallas   Texas   75214
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED

MAR 3 1 2005

THOMSON
FINANCIAL

* Claims for exemption from the requirement that the annual report be covered by the
  opinion of an independent public accountant must be supported by a statement of
  facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form
diplays a currently valid OMB control number.

SEC 1410 (06-02)



3/29/05

OATH OR AFFIRMATION

I, _Brad Nelson_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Energy Capital Advisors LLC_ , as of _February 22_ ,20 _05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follow:

_____

_____

TANDI R. DICKEY
Notary Public, State of Texas
My Commission Expires
February 14, 2007

Signature

DIRECTOR
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** _For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._



McBee & Co.

A Professional Corporation
Certified Public Accountants

GROWTH ENERGY CAPITAL ADVISORS LLC

(D.B.A. ENERGY CAPITAL SOLUTIONS LLC)

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2004 AND 2003

AND

FOR THE YEARS THEN ENDED

AND

INDEPENDENT AUDITORS' REPORT



McBee & Co.

A Professional Corporation
Certified Public Accountants

<u>INDEPENDENT AUDITORS' REPORT</u>

GROWTH ENERGY CAPITAL ADVISORS LLC
(d.b.a. Energy Capital Solutions LLC)

We have audited the accompanying statement of financial condition of Growth Energy Capital Advisors LLC (d.b.a. Energy Capital Solutions LLC) (A Limited Liability Company) (the "Company") as of December 31, 2004 and 2003, and the related statements of income and changes in member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Growth Energy Capital Advisors LLC (d.b.a. Energy Capital Solutions LLC) as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2004 and 2003, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 7, 2005

GROWTH ENERGY CAPITAL ADVISORS LLC

(d.b.a. Energy Capital Solutions LLC)
(A Limited Liability Company)

FINANCIAL CONDITION
AS OF DECEMBER 31, 2004 AND 2003

. . . . . . ASSETS . . . . . .

	2004	2003
CURRENT ASSETS		
Cash and Cash Equivalents (Note 2)	$ 36,596	$ 45,261
TOTAL	$ 36,596	$ 45,261

. . . . . . LIABILITIES AND MEMBER'S EQUITY . . . .

	2004	2003
CURRENT LIABILITIES		
Accounts Payable – Affiliate (Note 5)		$ 11,957
CONTINGENCIES (Note 3)		
MEMBER'S EQUITY (Note 4)	$ 36,596	$ 33,304
TOTAL	$ 36,596	$ 45,261

See Notes to Financial Statements

GROWTH ENERGY CAPITAL ADVISORS LLC

(d.b.a. Energy Capital Solutions LLC)
(A Limited Liability Company)

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUE	$ 3,612,945	$ 4,427,669
OPERATING AND GENERAL AND ADMINISTRATIVE EXPENSES (Note 5)	3,609,653	4,412,005
INCOME FROM OPERATIONS	3,292	15,664
OTHER INCOME – Interest		6,247
NET INCOME	3,292	21,911
MEMBER'S EQUITY		
Balance – January 1	33,304	(107)
Contributions		11,500
Balance – December 31	$ 36,596	$ 33,304

See Notes to Financial Statements

GROWTH ENERGY CAPITAL ADVISORS LLC
(d.b.a. Energy Capital Solutions LLC)
(A Limited Liability Company)

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$ 3,292	$ 21,911
Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities - Increase (Decrease) in accounts payable – affiliate	(11,957)	11,957
Total adjustments	(11,957)	11,957
Net Cash Provided (Used) by Operating Activities	(8,665)	33,868
NET INCREASE (DECREASE) IN CASH	(8,665)	33,868
Beginning of Period	45,261	11,393
End of Period	$ 36,596	$ 45,261

See Notes to Financial Statements

GROWTH ENERGY CAPITAL ADVISORS LLC
(d.b.a. Energy Capital Solutions LLC)
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Growth Energy Capital Advisors LLC (d.b.a. Energy Capital Solutions LLC) (A Limited Liability Company) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Texas limited liability company that is a wholly-owned subsidiary of Growth Energy Capital Solutions LLC (the "Parent").

The Company is controlled by the Parent. The entities share expenses and engage in intercompany transactions (See Note 5)

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer dealing in mergers, acquisitions, and the private placement of securities.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less.

Income Tax

The entity is taxed as a partnership for Federal income tax purposes. Accordingly, federal income is taxed at the Parent level. The Company is subject to state franchise tax.

2. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk include cash on deposit with one financial institution. As of December 31, 2003, the balance was $4,445,261. The balance was insured for up to $100,000 by the U.S. Federal Deposit Insurance Corporation. As of December 31, 2004, the balance was less than the insured amount.

3. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004 and 2003, the Company had net capital of $36,596 and $33,304, which was $31,596 and $28,304 in excess of its required net capital of $5,000. The Company's net capital ratios as of December 31, 2004 and 2003, were 0.0 to 1 and 0.4 to 1, respectively.

5. RELATED PARTY TRANSACTIONS

The Company derives its revenue from its association with the Parent. The Company's operating and general and administrative expenses are paid by the Parent. The Company pays the Parent a discretionary management fee. For the years ended December 31, 2004 and 2003, the Company paid management fees to the Parent of $3,462,305 and $4,400,000, respectively, which has been reflected in the accompanying statement of income and changes in member's equity. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

SUPPLEMENTAL INFORMATION

GROWTH ENERGY CAPITAL ADVISORS LLC
(d.b.a. Energy Capital Solutions LLC)
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
NET CAPITAL		
Total Member's Equity Qualified for Net Capital	$ 36,596	$ 33,304
Deductions:		
Net Capital	36,596	33,304
NET CAPITAL REQUIREMENT		
Minimum net capital required	5,000	5,000
Excess net capital	$ 31,596	$ 28,304
Excess net capital at 1000%	$ 36,596	$ 32,108
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition - Accounts payable - affiliate	$ nil	$ 11,957
Total Aggregate Indebtedness	$ nil	$ 11,957
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.0 to 1	0.4 to 1

No material differences existed between the audited Computation
of Net Capital and the corresponding unaudited Form X-17A-5,
Part IIA

See Notes to Financial Statements



McBee & Co.

A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
OF A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

GROWTH ENERGY CAPITAL ADVISORS LLC:
(d.b.a. Energy Capital Solutions LLC)

In planning and performing our audit of the financial statements and supplemental schedules of Growth Energy Capital Advisors LLC (d.b.a. Energy Capital Solutions LLC) (A Limited Liability Company) (the "Company"), for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(k)(2)(i). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management

with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

February 7, 2005